PETER D.WILLNER
Certified Public Accountant
25 Mohegan Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Clearview Trading Advisors, Inc.
New York, NY

We have audited the accompanying financial statement of financial condition of Clearview Trading, Inc., (the Company) as of June 30, 2016 and the related notes to the financial statement you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Clearview Trading Advisors, Inc. as of June 30, 2016, and the related notes to the financial statement in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for purposes of forming an opinion on the basic financial statements taken as a whole. The information in Schedule I is presented for purposes of additional analysis and not required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peter D. Willner, CPA



Saddle River, New Jersey
August 16, 2016